Exhibit 23.4

June 8, 2012

We hereby consent to the inclusion in the Registration Statement on Form F-4 of Objet Ltd. and any amendments thereto (the “Registration Statement”) of our opinion to the Stratasys, Inc. (“Stratasys”) Board of Directors, dated April 13, 2012, appended as Annex F to the proxy statement/prospectus included in the Registration Statement, as to the fairness, from a financial point of view, to the holders of Stratasys common stock of the exchange ratio provided for in Stratasys’ merger with a wholly-owned subsidiary of Objet Ltd, as well as a summary of the material financial analyses prepared by us in connection with that opinion that appears under the heading “Opinion of Piper Jaffray & Co.” in the Registration Statement.

We further consent to the inclusion of this consent as an exhibit to such Registration Statement and to all references to us contained in such Registration Statement.

/s/ PIPER JAFFRAY & CO.

PIPER JAFFRAY & CO.